Exhibit (e)(6)

CONFIDENTIALITY AGREEMENT

This CONFIDENTIALITY AGREEMENT (this “Agreement”), dated as of January 25, 2010, is by and between Protection One, Inc. (“Protection One”) and GTCR Golden Rauner II, LLC (“Recipient”). Protection One and Recipient are sometimes collectively referred to herein as the “Parties” and individually as a “Party.” Certain capitalized terms used herein have the meanings set forth in Section 9.

W I T N E S S E T H

WHEREAS, Recipient desires that Protection One provide certain information in order to enable Recipient to evaluate the possibility of engaging in a strategic transaction (the “Transaction”);

WHEREAS, during the course of any discussions or negotiations regarding the Transaction, Protection One will from time to time provide Recipient with confidential information;

WHEREAS, Recipient acknowledges and agrees that the confidential information provided by Protection One, before or after the execution of this Agreement, is proprietary and highly confidential and that the unauthorized disclosure of such confidential information would result in substantial and irreparable harm to Protection One, which harm would be extremely difficult to quantify; and

WHEREAS, Protection One desires to preserve its employee base, business operations and capital structure free from the disruption that could arise from the misuse of such confidential information.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto expressly agree as follows:

1. Evaluation Material. The term “Evaluation Material” means any and all information, in any form or medium, written or oral, concerning or relating to Protection One (whether prepared by Protection One, its Representatives or otherwise, and irrespective of the form or means of communication and whether it is labeled or otherwise identified as confidential) that is furnished to or on behalf of Recipient by or on behalf of Protection One, including without limitation all oral and written information relating to financial statements, projections, evaluations, plans, programs, customers, suppliers, facilities, equipment and other assets, products, processes, manufacturing, marketing, research and development, trade secrets, know-how, patent applications that have not been published, technology and any other confidential information or intellectual property of Protection One. In addition, “Evaluation Material” shall be deemed to include all notes, analyses, studies, interpretations, memoranda and other documents, materials or reports (in any form or medium) prepared by Recipient or any of its Representatives that contain, reflect or are based upon, in whole or part, the information furnished to or on behalf of Recipient as contemplated hereby. The term “Evaluation Material” shall not include information that: (a) is or becomes available to the public generally, other than as a result of disclosure by Recipient or one of its Representatives in breach of the terms of this

Agreement; (b) becomes available to Recipient from a source other than Protection One or one of its Representatives, including without limitation prior to the date hereof, provided that such source is not known by the Recipient after reasonable inquiry to be bound by a confidentiality agreement or to have a contractual, legal or fiduciary obligation of confidentiality to Protection One or any other person with respect to such information; or (c) has been independently acquired or developed by Recipient without using any Evaluation Material or violating any of its obligations under this Agreement.

2. Use of Evaluation Material and Confidentiality.

(a) The Recipient agrees that it and its Representatives shall use the Evaluation Material solely for the purpose of evaluating and negotiating the possible Transaction, that neither Recipient nor any of its Representatives will use any of the Evaluation Material in any way that could be (directly or indirectly) detrimental to Protection One, and that the Evaluation Material will be kept confidential and that neither Recipient nor any of its Representatives will disclose any Evaluation Material in any manner whatsoever; provided, however, that Recipient may disclose Evaluation Material as follows: (i) to such of its Representatives who need such information for the purpose of evaluating and negotiating the possible Transaction, it being understood that such Representatives shall be informed in advance by Recipient of the confidential nature of such information; (ii) as expressly contemplated by this Agreement; and (iii) in all other cases, only if and to the extent that Protection One gives its prior written consent to such disclosure.

(b) As a condition to the furnishing of Evaluation Material to the Representatives of Recipient, Recipient shall cause its Representatives to treat such information in accordance with the provisions of this Agreement and to perform or to comply with the obligations of Recipient with respect to the Evaluation Material as contemplated hereby. Recipient agrees that it will be fully responsible for any breach of any of the provisions of this Agreement by its Representatives.

(c) Recipient agrees to take all reasonable steps to keep the Evaluation Material and any copies thereof secure and in such a way so as to prevent unauthorized access by any third party.

(d) Recipient agrees that, without the prior written consent of Protection One, except as expressly permitted hereunder, Recipient and its Representatives shall not disclose to any person, prior to the time of public announcement by Protection One and Recipient of a definitive agreement between Recipient and Protection One with respect to a Transaction, the fact that the Evaluation Material has been made available to it/them, the fact that discussions or negotiations are taking place or have taken place concerning a possible Transaction between the Parties, the existence of this Agreement or anything that might identify Protection One as exploring or having explored a possible Transaction or any similar transaction with any particular party; provided, however, that Recipient may make such disclosure as it determines in good faith and upon the advice of counsel is required by law or the applicable rules of any national securities exchange or other market or reporting system (in which event Recipient shall use reasonable efforts to consult with Protection One as early as possible prior to any such disclosure regarding the nature, timing, extent and form of such disclosure).

(e) Recipient agrees that, without the prior written consent of Protection One, except as expressly permitted hereunder, Recipient and its Representatives shall not disclose to any other person (including, without limitation, by issuing a press release or otherwise making any public statement) any of the terms, conditions or other information with respect to the Transaction, including the status thereof; provided, however, that Recipient may make such disclosure as it determines in good faith and upon the advice of counsel is required by law or the applicable rules of any national securities exchange or other market or reporting system (in which event Recipient shall use reasonable efforts to consult with Protection One as early as possible prior to any such disclosure regarding the nature, timing, extent and form of such disclosure).

(f) If Recipient or any of its Representatives are requested or required to disclose any Evaluation Material by interrogatories or requests for information or other documents in any legal proceeding, subpoena, civil investigative demand or other similar process, to the extent legally permissible, Recipient shall provide Protection One with prompt written notice of any such request or requirement so that Protection One has an opportunity to seek a protective order or other appropriate remedy or waive compliance with the provisions of this Agreement If Protection One waives compliance with the provisions of this Agreement with respect to a specific request or requirement, Recipient and its Representatives shall disclose only that portion of the Evaluation Material that is covered by such waiver and which is necessary to disclose in order to comply with such request or requirement. If (in the absence of a waiver by Protection One) Protection One has not secured a protective order or other appropriate remedy, and Recipient or one of its Representatives is nonetheless then legally compelled to disclose any Evaluation Material, Recipient or such Representative may, without liability hereunder, disclose only that portion of the Evaluation Material that is legally compelled to be disclosed.

(g) If either Party hereto decides that it does not desire to proceed with the Transaction, then it shall promptly notify the other Party. Under such circumstances, upon the written request of Protection One, Recipient shall promptly destroy or deliver or cause to be delivered to Protection One all Evaluation Material furnished to it or to any of its Representatives, together with all copies of such Evaluation Material (including, without limitation, electronic copies), in the possession or control of Recipient or in the possession or control of any of its Representatives, and an officer of Recipient shall certify promptly in writing to Protection One that all such Evaluation Material has been destroyed or returned. Recipient nonetheless shall be entitled to retain a copy of all Evaluation Material of the Company in its legal files for use solely in connection with any litigation, arbitration or like action between the Parties or involving one or both Parties related thereto. Notwithstanding the return, destruction or preservation of the Evaluation Material as contemplated by this subsection, Recipient and its Representatives will continue to be bound by the terms of this Agreement with respect thereto, including all obligations of confidentiality.

(h) Nothing herein shall be deemed to limit or restrict Recipient from disclosing any information in any action or proceeding by Recipient to enforce any rights that Recipient may have against Protection One under this Agreement.

3. No Liability, Reliance or Obligation. Each Party hereto understands and acknowledges that the other Party shall not be committed or liable in any way with respect to any

Transaction or to any matters discussed or negotiated unless and until a formal written agreement with respect thereto is executed by an authorized officer of each Party, and that neither Party shall have any liability to the other Party in the event that, for any reason whatsoever, no such formal written agreement is executed, except for any breach of the terms of this Agreement. Neither Party shall have any obligation to commence or continue discussions or negotiations, to provide or receive any Evaluation Material, to reach or execute any agreement or to refrain from entering into or continuing any discussions, negotiations and/or agreements at any time with any third party, unless and until a formal written agreement is executed by Protection One and Recipient, and only to the extent provided therein. Except as set forth in any formal written agreement executed by Protection One and Recipient, neither Recipient nor any of its Representatives shall be entitled to rely on any statement, promise, agreement or understanding, whether written or oral, made by Protection One or its Representatives or any custom, usage of trade or course of dealing or conduct between the Parties or their Representatives. In addition, Recipient understands and acknowledges that, except as may be provided in a written definitive agreement between the parties, neither Protection One nor any of its Representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of any Evaluation Material, and that neither Protection One nor any of its Representatives shall have any liability whatsoever to Recipient or to any of its Representatives relating to or resulting from the Evaluation Material or any errors therein or omissions therefrom.

4. Diligence Process. Recipient shall cause its Representatives not to initiate or maintain contact with any stockholder, director, officer, employee, partner, manager, member, agent, customer, supplier or lender of Protection One with respect to or relating in any way to the Transaction, or in which the Transaction is discussed or referred to directly or indirectly, except in accordance with guidelines that are mutually established by the Parties and as provided in this Section. Recipient hereby agrees to submit or direct to the designee or designees of Protection One all (a) communications regarding the Transaction, (b) requests for additional information, (c) requests for facility tours or management or employee meetings or conversations and (d) discussions or questions regarding procedures.

5. Non-Solicitation and Non-Hire of Employees. Recipient acknowledges that the employees of Protection One are a key component to the success of Protection One and that the preservation of the employee base of Protection One is critical to, among other things, the prospects of Protection One. Consequently, Recipient has agreed to the following non-solicitation and non-hire provisions. Recipient agrees that, for a period of two years from the date hereof, it shall not solicit any individual who is or becomes an employee of Protection One, and who is involved in the discussions between the Parties with respect to a Transaction or of whom Recipient becomes aware as a result of such discussions, to leave his or her employment with Protection One; provided, however, that this restriction shall not apply to (i) any part-time employee, (ii) any employee who as of the date hereof has already entered into employment discussions with Recipient or contacted Recipient to initiate such discussions, or (iii) any employee who has sought employment with Recipient on his or her own initiative; provided further, that generalized solicitation of employment opportunities and generalized employee searches by headhunter/search firms (in either case not focused specifically on or directed in any way at the employees or an employee of Protection One) shall not be deemed to cause a breach of this non-solicitation restriction. Recipient also agrees that, for a period of two years from the date hereof, it shall not hire or otherwise engage any individual who is or becomes an employee of Protection One and who is involved in the discussions between the Parties with respect to a Transaction or of whom Recipient becomes aware as a result of such discussions; provided, however, that this restriction shall not apply to (i) any part-time employee, (ii) any employee who as of the date hereof has already entered into employment discussions with Recipient or contacted Recipient to initiate such discussions, or (iii) any employee who has sought employment with Recipient on his or her own initiative, including pursuant to the generalized solicitation and searches permitted by this Section 5.

6. Standstill. Recipient hereby agrees that, for a period of two years from the date hereof, Recipient and its Affiliates will not (and neither Recipient nor its Affiliates will assist, or provide or arrange financing to or for, others in order to), directly or indirectly, acting alone or in concert with others, unless specifically invited on an unsolicited basis in advance by Protection One: (i) acquire or agree, offer, seek or propose to acquire (or request permission to do so) ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the Exchange Act) of any of the assets (other than in the ordinary course of business) or businesses of Protection One, any securities issued by Protection One, or any option or other right to acquire such ownership (including from a third party) or any other economic interest (through derivative securities or otherwise) in Protection One; (ii) seek or propose to influence or control the management or the policies of Protection One or to obtain representation on the board of directors (or any committee thereof) of Protection One, or solicit or participate in the solicitation of any proxies or consents with respect to any securities of Protection One; (iii) seek or propose to have called, or cause to be called, any meeting of stockholders of Protection One; (iv) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing; (v) advise, assist, encourage, act as a financing source for or otherwise invest in any other person in connection with any of the foregoing activities; (vi) propose or seek to propose any business combination, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to Protection One or any of its subsidiaries; (vii) disclose any intention, plan or arrangement inconsistent with any of the foregoing; or (viii) seek to have Protection One amend or waive any provision of this Section 6. Recipient agrees to advise Protection One promptly of any inquiry or proposal made to it with respect to any of the foregoing, unless Recipient declines to discuss such inquiry or proposal with the party making it. Recipient further agrees that, during the period referred to in the first sentence of this Section 6, neither it nor any of its Affiliates will, without the written consent of Protection One, take any initiative or other action with respect to Protection One or any of the subsidiaries of Protection One that is reasonably likely to require Protection One to make a public announcement regarding (i) such initiative or other action, (ii) any of the activities, events or circumstances referred to in the preceding sentences of this Section 6, (iii) the possibility of a Transaction or any similar transaction between Protection One and any particular party or (iv) the possibility of Recipient or any other person acquiring control of Protection One, whether by means of a business combination or otherwise. Recipient represents to Protection One that neither it nor any of its Affiliates (other than individuals in their individual accounts and in de minimis amounts) owns (including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the Exchange Act) any securities of Protection One as of the date hereof.

7. Remedies. Recipient acknowledges and agrees that money damages may not be a sufficient remedy for any breach of this Agreement by Recipient or any of its Representatives and that Protection One is entitled to seek equitable relief, including injunction and specific performance, as a remedy of such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this Agreement, but shall be in addition to all other remedies available at law or equity to Protection One. In the event of litigation relating to this Agreement, if a court of competent jurisdiction determines that a Party or any of its Representatives has breached this Agreement, or if a Party does not prevail in any such action, such breaching or non-prevailing Party shall be liable for and pay to the other Party on demand promptly following the submission of supporting documents the reasonable and documented legal fees and expenses incurred by the non-breaching or prevailing Party in connection with such litigation, including any appeal therefrom. The restrictions expressed in this Agreement in no way supersede or eliminate any rights which Protection One may have pursuant to Federal or state law pertaining to trade secrets or proprietary information and, in the event that any such Federal or state law provides greater protections of any Evaluation Material than the protections set forth in this Agreement, such greater protections shall apply to such Evaluation Material.

8. Indemnification. Recipient agrees to indemnify, defend and hold harmless Protection One from and against any and all losses, damages, liabilities, assessments, costs, charges or claims (including without limitation reasonable and documented attorneys’ fees and costs) incurred or suffered by Protection One as a result of or arising out of any unauthorized or improper use or disclosure by Recipient or any of its Representatives of any Evaluation Material or any breach by Recipient or any of its Representatives of the obligations of Recipient under this Agreement. The foregoing indemnification provision is in addition to, and not in derogation of, any statutory, equitable or common law remedy that Protection One may have.

9. Certain Definitions.

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Exchange Act.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Representatives” of a Party means the directors, officers, partners, managers, members, patrons, employees, advisors, agents and other representatives of such Party, including attorneys, accountants, actuaries, consultants and financial advisors, debt financing sources but specifically excluding any source of equity financing (unless expressly approved in writing by the other Party).

10. Affiliates. Notwithstanding anything in this Agreement to the contrary, Protection One agrees that, to the extent Recipient or its Representatives do not disclose the Evaluation Material, directly or indirectly, to entities controlled or otherwise managed, directly or indirectly, by you, none of the terms of this Agreement shall apply to such entities.

11. Waivers and Amendments. No failure or delay by either Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other exercise thereof or the exercise of any other right, power or privilege hereunder. No alteration, amendment, change or supplement hereto shall be binding or effective unless the same is set forth in writing signed by a duly authorized representative of each Party. No provision hereof or right hereunder may be waived except by a separate written letter executed by a duly authorized representative of the waiving Party, which writing expressly waives an identified portion of this Agreement.

12. Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient, two business days after being sent to the recipient by reputable intercontinental courier service (charges prepaid) or five business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications shall be sent to each Party at the address indicated on the signature page to this Agreement or to such other address or to the attention of such other person as the recipient Party has specified by prior written notice to the sending Party.

13. Choice of Law/Consent to Jurisdiction. The validity, interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Delaware without regard to the conflicts of laws principles thereof. Each Party hereby irrevocably and unconditionally consents to the exclusive jurisdiction of the U.S. federal and state courts in the City of Wilmington, Delaware for any action, suit or proceeding arising out of or related hereto. Each Party hereto further hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement in the U.S. federal and state courts of the City of Wilmington, Delaware and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

14. Severability. If any provision or portion of this Agreement should be determined by any court or agency of competent jurisdiction to be invalid, illegal or unreasonable, in whole or in part in any jurisdiction, and such determination should become final, such provision or portion shall be deemed to be severed in such jurisdiction, but only to the extent required to render the remaining provisions and portions of this Agreement enforceable, and this Agreement as thus amended shall be enforced in such jurisdiction to give effect to the intention of the Parties insofar as that is possible, and further, the Agreement shall continue without amendment in full force and effect in all other jurisdictions. In the event of any such determination, the Parties shall negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intents and purposes hereof.

15. Insider Trading. Recipient acknowledges that Protection One is an issuer with securities registered pursuant to the Exchange Act and that the disclosure of nonpublic information regarding Protection One or any of its subsidiaries by Recipient or trading in the securities of Protection One by Recipient while in the possession of such information may, depending on the facts and circumstances, subject Recipient to liability under certain U.S. securities laws.

16. Construction. For purposes of Section 1 through and including Section 7 hereof, reference to Recipient shall also include the subsidiaries and Affiliates of Recipient, and Recipient will be responsible for any breach of the provisions of this Agreement by its subsidiaries and Affiliates and any other person to whom Recipient (or its Representatives) provides any Evaluation Material. The term “person” as used in this Agreement shall be interpreted broadly to include the media and any corporation, group, individual or other entity. The word “including” (and all variations) shall mean including without limitation. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any U.S. federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

17. Counterparts. For the convenience of the Parties, any number of counterparts of this Agreement may be executed by the Parties hereto. Each such counterpart shall be, and shall be deemed to be, an original instrument, but all such counterparts taken together shall constitute one and the same Agreement. A facsimile or .pdf or similar electronic copy of this Agreement or any signatures hereon shall be considered as originals for all purposes.

18. Successors and Assigns. The benefits of this Agreement shall inure to the respective successors and assigns of the Parties hereto, and the obligations and liabilities assumed in this Agreement by the Parties hereto shall be binding upon their respective successors and assigns.

19. Headings. The headings to the Sections and subsections contained herein are for identification purposes only and are not to be construed as part of this Agreement.

20. Entire Agreement. This Agreement embodies the entire agreement and understanding of the Parties hereto and supersedes any and all prior agreements, arrangements and understandings, written or oral, relating to the matters provided for herein, including the Confidentiality Agreement dated July 15, 2008 between Protection One, Inc. and GTCR Golder Rauner, LLC.

21. Term. Unless a shorter period of time is specified elsewhere in this Agreement, all obligations of the Parties shall continue until the third anniversary of the date hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed or caused this Confidentiality Agreement to be executed by their duly authorized officers as of the day and year first written above.

PROTECTION ONE, INC.

By:	/s/ Eric Griffin
Name:	ERIC GRIFFIN
Title:	VICE PRESIDENT

Address:

1035 N. Third Street, Suite 101
Lawrence, Kansas 66044
Attention:	Darius G. Nevin
Facsimile:	785.856.9950

GTCR GOLDER RAUNER II, LLC

By:	/s/ Christian McGrath
Name:	Christian McGrath
Title:	General Counsel

Address:
300 N. LaSalle Street Suite 5600 Chicago, IL 60654
Attention:	General Counsel
Facsimile:	312.382.2201